Thomas W. Kellerman
650.843.7550
tkellerman@morganlewis.com
May 9, 2006
Via EDGAR Transmission and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Todd K. Schiffman
Re:	Penson Worldwide, Inc. Registration Statement on Form S-1 Filed August 10, 2005 File No. 333-127385
Dear Mr. Schiffman:
     We are writing on behalf of Penson Worldwide, Inc. (the “Company”), in response to the letter of Comments from the Staff of the Securities and Exchange Commission (the “Staff”) to the Company dated May 4, 2006 (the “Comment Letter”). We are filing Amendment no. 8 to the Registration Statement (“Amendment No. 8”) in response to the Comment Letter. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in italics, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.
Properties, page 81
1.	You state on page 81 that you have entered into leases which will commence in July 2006 and February 2008. Please revise to quantify your obligations under these new leases.
Additional disclosure has been added to page 81, as reflected in Amendment No. 8, to quantify the Company’s obligations under the referenced leases.

Securities and Exchange Commission
May 9, 2006

Audited Financial Statements
Note 3: Computation of Earnings per Share, page F-13
2.	Given your capital structure and the existence of potentially dilutive securities, your disclosure does not adequately present the effects of such conversions on your calculation of earning per share as required by paragraph 40 of SFAS 128. Specifically, we believe you should revise your reconciliation to more clearly disclose the income and per share effects of all securities that affect earnings per share.
The Company has revised the disclosure set forth in Note 3 concerning Computation of Earnings per Share, as reflected in Amendment No. 8, to more clearly reflect the income and per share effects of all securities that affect earnings per share.
3.	In light of the fact that the preferred shares have dividends accruing, the effects of which on the conversion to common shares are highlighted in Note (e) on page 37, tell us how you considered that no adjustment should be made for the preferred dividends in order to compute the net income available to common shareholders. Please tell us how you considered the guidance of paragraphs 40b and 60-61 of SFAS 128 in making that determination. Provide us with your analysis of the specific terms of dividend features of the preferred shares.
The Company has carefully considered the guidance of paragraphs 40b and 60-61 of SFAS 128 in determining that no adjustment should be made in computing net income available to common stockholders in its historical financial statements for preferred dividends. Under the terms of the outstanding preferred stock, absent a conversion of the preferred shares or a liquidation event, as defined in the Certificate of Incorporation, no dividends are owing unless declared by the Board of Directors. At no time has the Penson Board of Directors declared dividends on the preferred shares and, therefore, the preferred holders have never been entitled to receive any cash or stock dividends prior to the conversion of the preferred stock. Rather, under the terms of the preferred stock, upon a conversion of the preferred shares into common stock, the preferred holders are automatically entitled to a distribution at that time of a total number of common shares that is a function of the amount of time that has transpired since the investment was originally made. This obligation does not reflect declared and unpaid dividends but rather an obligation to distribute shares of common stock that changes as a function of the time that the investment has been outstanding and arises only upon the conversion of the preferred stock. The preferred holders have no right to obtain cash dividends unless the Board of Directors were to declare a cash dividend, which has not occurred. As a result, the accumulation of dividends with respect to the preferred stock did not alter the net

Securities and Exchange Commission
May 9, 2006

income available to common stockholders over any period presented, because there was never any requirement to direct company earnings to the benefit of the preferred holders.
Note 18, Segment Information, page F-125
4.	We note your response to prior comment 5 in which you discuss the process you utilize to evaluate the profitability of your various products and services as referred to on page 42. Your response appears to indicate the existence of multiple operating segments as defined by paragraph 10 of SFAS 131 which seems to conflict with your disclosure on page F-25 where you state that you have only one segment. Please revise to include the disclosures required by paragraphs 25-30 of SFAS 131, or clearly explain to us why you believe they are not required.
The Company has carefully considered the definition of operating segments contained in paragraph 10 of SFAS 131 and has determined that it operates in only one segment. The Company’s technology-related revenues do not constitute a segment because (1) the technology-related services are sold to the exact same customers or substantially similar customer types as the clearing-related services, (2) most often the technology-related services relate to the very same transaction that the clearing-related services relate to, and (3) in most cases, the clearing-related services transaction for a technology-related customer could not even take place except for the use of the technology product. In other words, customers most often use the services together as a package on the same transaction. While there are customers who only use technology-related services, they are no different from those who use the package of services. Moreover, even if technology was considered a segment, it is far less than the 10% threshold requirement in any of the quantitative tests used in determining the need for segment reporting. Similarly, the Company’s margin lending revenues are completely interrelated with its overall clearing operations. On any given transaction, a customer may, or may not use margin lending services. The services are used only if they are required in order to complete the transaction. The customers are the same or substantially similar in type and, in fact, neither the clearing revenues nor the margin lending revenues would exist without the other. They are two important parts of the Company’s overall service offering.
While the Company has allocated its expenses to various revenue lines, this does not necessarily mean that these revenue lines constitute separate segments for the purposes of segment reporting. The Company’s analysis of its margin lending business is based on the spread between interest income and interest expense. The customers and operations of the margin lending business are not in any way distinct or separate from the Company’s overall clearing business, in fact the services are applied to the very same transactions. The performance of both the margin lending and the technology revenue producing activity are instead factors impacting the overall performance of the one business segment in which the Company operates.

Securities and Exchange Commission
May 9, 2006

The Company advises the Staff that it has filed a copy of Amendment No. 8, which has been marked to show changes from Amendment No. 7 to the Registration Statement filed on May 1, 2006. In addition, the Company has provided the Staff with three marked copies of Amendment No. 8 under separate cover.
The Company’s intention is to request acceleration of effectiveness of the Registration Statement for early in the week of May 15, 2006. We would greatly appreciate your expeditious review of this response letter and Amendment No. 8 to facilitate this timing.
Please contact the undersigned at 650.843.7550 or Jodi Lashin of our New York office at 212.309.6334 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Thomas W. Kellerman

Name: Thomas W. Kellerman

cc:	Margaret Fitzgerald
Timothy A. Geishecker
Kevin W. Vaughn